HANCOCK PARK CORPORATE INCOME, INC.
222 West Adams Street ♦ Suite 1850 ♦ Chicago, IL 60606 ♦ 847.734.2000 ♦ FAX 847.734.7910

February 6, 2026

Via EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management, Disclosure Review Office
Attention: Lauren Hamilton
100 Pearl Street, Suite 20-100
New York, N.Y. 10004-2616

    Re: Hancock Park Corporate Income, Inc.

Dear Ms. Hamilton:

    On behalf of Hancock Park Corporate Income, Inc. (the “Company”), set forth below is the Company’s response to the comment provided by the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) to the Company via telephone on January 8, 2026 regarding the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2024, which was filed with the SEC on March 14, 2025 (the “10-K”). The Staff’s comment is set forth below and is followed by the Company’s response.

1.Comment: Please confirm that the Company’s unfunded commitments are fair valued in accordance with ASC 820. Please include adequate disclosures in future financial statements.

Response: The Company notes that it discloses that unfunded commitments are contemplated in the determination of fair value in footnote 12 to the Consolidated Schedule of Investments. The Company will add similar disclosures in Footnote 6 to the consolidated financial statements in future financial statements.

*        *        *

Please do not hesitate to contact me at (847) 734-2000 if you should need further information or clarification.

Sincerely,

/s/ Kyle Spina
Kyle Spina
Chief Financial Officer